Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 257~~ 0107537000106

06019384

December 13, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

SUPPL

RECEIVED
2006 DEC 19 A 6:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re : Jasmine International Public Company Limited
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

With reference to your approval file No. 82-4876 dated October 2, 1998 with regard to the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for securities of Jasmine International Public Company Limited (the "Company"). In order to continue to claim this exemption, we furnish to the Commission the information required by the Rule 12g3-2(b). The following items are the information that were made public, filed with an exchange or distributed to security holders of the Company :

1. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W) (ADMS 03/06)
   Date : February 20, 2006
2. Title : Jasmine International Public Company Limited submits its audited financial statements (ADMS 05/06)
   Date : March 1, 2006
3. Title : Change of the auditors (ADMS 07/06)
   Date : March 1, 2006
4. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W2) (ADMS 08/06)
   Date : March 13, 2006
5. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (ADMS 09/06)
   Date : March 16, 2006
6. Title : Sending Annual Report 2005 (ADMS 11/06)
   Date : April 28, 2005
7. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (JAS-W2) (ADMS 15/06)
   Date : March 31, 2006
8. Title : Jasmine International Public Company Limited submits its reviewed quarterly financial statements (ADMS 20/06)
   Date : May 15, 2006
9. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W) (ADMS 22/06)
   Date : May 22, 2006
10. Title : Special Holidays of Jasmine International Public Company Limited (ADMS 24/06)
    Date : May 31, 2006
11. Title : Jasmine International Public Company Limited changes its board of directors (ADMS 26/06)
    Date : June 6, 2006

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

dw 12/19

12. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W2) (ADMS 25/06)
Date : June 7, 2006

13. Title : Acquisition of assets of subsidiary (ADMS 27/06)
Date : June 14, 2006

14. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (ADMS 29/06)
Date : June 19, 2006

15. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W) (ADMS 36/06)
Date : August 22, 2006

16. Title : JAS appoints new directors (ADMS 38/06)
Date : August 22, 2006

17. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (JAS-W2) (ADMS 44/06)
Date : September 7, 2006

18. Title : Acquisition of assets of subsidiary (ADMS 45/06)
Date : September 13, 2006

19. Title : Notification of Business Re-Organization (ADMS 46/06)
Date : September 14, 2006

20. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (ADMS 47/06)
Date : September 18, 2006

21. Title : The appointment of Director (ADMS 50/06)
Date : September 26, 2006

22. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (JAS-W2) (ADMS 55/06)
Date : October 3, 2006

23. Title : Jasmine International Public Company Limited submits its reviewed quarterly financial statements (ADMS 60/06)
Date : November 14, 2006

24. Title: Notice of Information regarding the Exercise of the Rights Warrants (JAS-W) (ADMS 62/06)
Date : November 23, 2006

25. Title: Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (JAS-W2) (ADMS 65/06)
Date : December 12, 2006

In the event that any questions should arise in connection with this matter, please contact me at Tel: (662) 502-3080; Fax: (662) 502-3152 or E-Mail: vorasak.p@jasmine.com

Very truly yours,
Jasmine International Public Company Limited

By : ______________________

Name : Mr. Vorasak Pittawong
Title : Senior Vice President
Accounting & Finance Department

Enclosures.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 03/06

February 20, 2006

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 1,156,203,100 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on March 1-14, 2006.
2. The Exercise Date is on March 15, 2006.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.334 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited".

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 05/06

March 1, 2006

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS AUDITED FINANCIAL STATEMENTS

Jasmine International Public Company Limited (JASMIN) would like to submit its audited financial statements for the year 2005, ending December 31, 2005. These financial statements have been

( ) approved by the company's Executive Committee
( ) approved by the company's Board of Directors
(✓) reviewed by the company's Audit Committee at the meeting No. 1/2006 held on February 28, 2006.
(✓) approved by the Board of Directors of Chaengwatana Planner Co., Ltd., on behalf of plan administrator of Jasmine International Public Company Limited at the meeting No. 2/2006 held on February 28, 2006.

In addition, stated below is the report on the company's operation results.

1. The company and its subsidiaries had total sales in this year at the amount of 6,655 million Baht increasing 284 million Baht or 4% from the same period last year caused by the increase revenues received partly from the Customer Care & Billing System project and the Subcontractor for installation solar home cell to up country project.

2. The company and its subsidiaries generated operating profit in total 1,448 million Baht which consisted of :-

2.1	Acumen Co., Ltd. and its subsidiaries	655	Million Baht
2.2	Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	532	Million Baht
2.3	Jasmine Telecom Systems Public Company Limited and its subsidiaries	200	Million Baht
2.4	Net Others	61	Million Baht
	Total	1,448	Million Baht

3. The company recorded 507 million Baht sharing loss from associated company, TT&T Public Company Limited.

4. The subsidiaries of the Company recorded 132 million Baht loss from exchange rate due to the depreciation of Baht against US Dollar.

5. The subsidiaries recorded 56 million Baht gain from selling Warrant of TT&T.

Therefore, the company and its subsidiaries incurred net profit of 865 million Baht from operation in this year, decreasing 275 million Baht or 24% comparing to the previous year.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ____________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

(Audited Yearly F/S and Consolidated F/S (F45-3))

Reports: Audited yearly and consolidated statements as follows.

Name JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED

	Audited (In thousands) Ending 31 December For year	
Year	2005	2004
Net profit (loss)	864,590	1,139,836
EPS (baht)	0.10	0.14

Auditors Opinion:

Unqualified Opinion with an emphasis of matters

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________

(Mr. Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., Plan Administrator of Jasmine International Public Company Limited

RECEIVED
2005 DEC 19 A 6:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 07/06

1 March 2006

Subject : Change of the auditors
To : The President of the Stock Exchange of Thailand
Copy to : The Secretary to the Office of the Securities and Exchange Commission

As the announcement of the Office of the Securities and Exchange Commission (**"SEC"**) No. Kor Jor. 39/2548 dated 12 October 2005 assigned listed companies to rotate the auditors who signed for their financial statements for every 5 accounting years and listed companies can appoint other auditors in the same company to be their auditors, effective from the accounting year starting from or after 1 January 2006 onwards.

So, the board of directors' meeting of Chaengwatana Planner Company Limited (the **"Plan Administrator"**) as the Plan Administrator of Jasmine International Public Company Limited (the **"Company"**) No. 2/2006 held on 28 February 2006 passed the resolution to appoint the following auditors:-

1. Mr.Ruth	Chaowanagawi	The Certified Public Accountant's License No. 3247	and/or
2. Ms.Thipawan	Nananuwat	The Certified Public Accountant's License No. 3459	and/or
3. Mr.Supachai	Phanyawattano	The Certified Public Accountant's License No. 3930	

of Ernst & Young Office Limited to be auditors of the Company in order to be comply with the mentioned announcement of SEC.

Please be informed accordingly.

Yours sincerely,

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature _______________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 257~~
0107537000106

ADMS 08/06

March 13, 2006

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W2)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "Company") would like to inform you the information regarding the Exercise of 5,035,417,950 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on March 16-29, 2006.
2. The Exercise Date is on March 30, 2006.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.50 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited"

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ________________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 257~~
0107537000106

ADMS 09/06

16 March, 2006

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited ("the Company") has issued and offered warrants to purchase new shares to the existing shareholders and the directors and/or employees of the Company and its subsidiaries, the Company would like to report the results of warrant conversion to common shares as follows :-

1) *Warrants offered to the existing shareholders (JAS-W)*
The Company has set the date for converting the Company's warrants at the ratio of 1 right warrant into 1 common share at Baht 0.334 per share. Date to notify the intention to exercise is 1-14 March 2006. The exercise date is on 15 March 2006. The results of the conversion are as follows:

- No warrant holder exercises his right -

After this conversion, there are 1,156,203,100 remaining warrants.

2) *Warrants offered to directors and/or employees of the Company and its subsidiaries (ESOP)*
The exercise date is on 15 March 2006, date to notify the intention to exercise is 1-14 March 2006. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the following exercise prices.

Warrant Class	*Issue No.*	*Exercise Price per share (Baht)*
1	2-3	0.668
2	3	1.102
	4	1.469
	5	1.212
	6	1.616
	7	1.334
	8	1.778
	9	1.467
	10	1.956
3	2	1.002

The Company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be remaining warrants as follows :-

Warrant Class	*Issue No.*	*Remaining warrants after exercise date (Units)**
1	2	12,985,008
	3	18,965,130
2	3	4,994,620
	4	6,926,660
	5	9,159,720
	6	6,926,660
	7	9,159,720
	8	6,926,660
	9	9,315,370
	10	6,926,690
3	2	4,489,950

Remark * *Calculated from total number of warrants of the project subtract with exercised warrants and the expired warrants.*

Therefore, the Company will have a paid-up capital 8,319,877,163.- Baht.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 257~~ 0107537000106

ADMS 11/06

28 April 2005

Subject : Sending Annual Report 2005
To : The President of the Stock Exchange of Thailand

Since Jasmine International Public Company Limited (the "**Company**") has been under the rehabilitation process by the order of the Central Bankruptcy Court and Chaengwatana Planner Company Limited (the "**Plan Administrator**") was appointed to be the Plan Administrator of the Company, so there will not be the Annual General Meeting of Shareholders for the year 2006. However, the board of directors' meeting of the Plan Administrator No. 3/2006 held on 28 March 2006 passed the resolution to gather shareholder's names as of Wednesday, 12th April 2006 for sending annual report 2005 and informing the operating result of the Company in the year 2005.

Please be informed accordingly.

Yours sincerely,

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Copy to : Thailand Securities Depository Co., Ltd.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ.257~~ 0107537000106

ADMS 15/06

31 March, 2006

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES (JAS-W2)

The resolution of the Board of directors' meeting of Chaengwatana Planner Co., Ltd. ("the Plan Administrator") as the Plan Administrator of Jasmine International Public Company Limited ("the Company") No. 12/2003 held on 25 September 2003 approved the issuance and offer warrants (JAS-W2) at the number of 551,970,477 units to purchase new shares to the existing shareholders, whose names appear on the registration book at the closing date on 20 October 2003. After that the Board of directors' meeting of the Plan Administrator No. 19/2003 held on 24 December 2003 passed the resolution to proceed changing the par value of shares of the Company (par split) from the par value of Bt. 10.- (Ten Baht) per share to be Bt. 1.- (One Baht) per share, so the number of JAS-W2 was increased to be 5,519,704,770 units. The holders of JAS-W2 can exercise his/her right to purchase the Company's common shares every three months during 8.30 hrs. to 15.30 hrs. on the 30th day of March, June, September and December of each year through the maturity date.

The exercise date in this time is on 30 March 2006, the holders of JAS-W2 can notify their intention to exercise during 16-29 March 2006 at the ratio of 1 right warrant into 1 common share at Baht 0.50 per share. The Company would like to report the results of warrant conversion to common shares as follows :-

- No warrant holder exercises his right -

After this conversion, there are 5,035,417,950 remaining warrants and the Company will have a paid-up capital occurring from warrant conversion at Baht 8,319,877,163.-

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 257~~ 0107537000106

ADMS 20/06

May 15, 2006

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS REVIEWED QUARTERLY FINANCIAL STATEMENTS

Jasmine International Public Company Limited ("the Company") would like to submit its reviewed financial statements for the first quarter of 2006, ending March 31, 2006. These financial statements have been

( ) approved by the Company's Executive Committee

( ) approved by the Company's Board of Directors

(✓) reviewed by the Company's Audit Committee at the meeting No. 2/2006 held on May 10, 2006.

(✓) approved by the Board of Directors of Chaengwatana Planner Co., Ltd., on behalf of plan administrator of Jasmine International Public Company Limited at the meeting No. 6/2006 held on May 10, 2006.

In addition, stated below is the report on the Company's operation results.

For the first quarter of 2006, the Company and its subsidiaries generated net profit in total 435 million Baht, increasing 50 million Baht or 13% comparing to the same period of the previous year. The reasons are as follows :-

1. The Company and its subsidiaries generated operating profit in total 235 million Baht which consisted of :-

1.1	Acumen Co., Ltd. and its subsidiaries	108	Million Baht
1.2	Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	81	Million Baht
1.3	Jasmine Telecom Systems Public Company Limited	75	Million Baht
1.4	Others	(29)	Million Baht
	Total	235	Million Baht

2. The subsidiaries of the Company recorded 123 million Baht gain from exchange rate for the appreciation of Baht against US dollar.

3. The Company and its subsidiaries recorded 67 million Baht sharing profit from associated company, TT&T Public Company Limited ("TT&T").

4. The subsidiary of the Company recorded 10 million Baht gain from selling warrant of TT&T.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

(Reviewed Quarter-1 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED

	Reviewed (In thousands) Ending 31 March Quarter 1	
Year	2006	2005
Net profit (loss)	434,524	384,529
EPS (baht)	0.05	0.05

Type of report:
Unqualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ______________________
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 257~~ 0107537000106

ADMS 22/06

May 22, 2006

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 1,156,203,100 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on June 1-14, 2006.
2. The Exercise Date is on June 15, 2006.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.334 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited".

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ 257~~ 0107537000106

ADMS 24/06

May 31, 2006

Subject : Special holidays of Jasmine International Public Company Limited
To : The President of the Stock Exchange of Thailand

As the cabinet announced special holidays due to the auspicious occasion of the celebration of 60th Anniversary of His Majesty's Accession to the throne on Monday 12th and Tuesday 13th June, 2006. So in order to co-operate with the government service, Jasmine International Public Company Limited (**"the Company"**) would like to announce special holidays of the Company on Monday 12th and Tuesday 13th June, 2006 as well.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ 0107537000106

ADMS 26/06

June 6, 2006

Subject : Jasmine International Public Company Limited changes its board of directors
To : The President of the Stock Exchange of Thailand

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited ("JAS") would like to inform that Mrs. Bilaibhan Sampatisiri has resigned from an Independent Director and Audit Committee of JAS, effective from 2 June 2006 onwards.

Please be informed accordingly.

Signature *R. Pinh* Authorized director
(Mrs. Pindao Rojanakul)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 257~~ 0107537000106

ADMS 25/06

June 7, 2006

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W2)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "Company") would like to inform you the information regarding the Exercise of 5,035,417,950 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on June 16-29, 2006.
2. The Exercise Date is on June 30, 2006.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.50 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited"

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ____________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 257~~ 0107537000106

ADMS 27/06

14 June 2006

Subj. : Acquisition of assets of subsidiary

To : The President of the Stock Exchange of Thailand

Encl. : Calculation Sheet according to the announcement of the Stock Exchange of Thailand, Re: the criteria, procedure and disclosure concerning acquisition/disposal of listed company's assets

Chaengwatana Planner Company Limited (the "Plan Administrator") as the Plan Administrator of Jasmine International Public Company Limited ("JAS") would like to inform that the board of directors' meeting No.7/2006 held on 31 May 2006 of Jasmine Submarine Telecommunications Co., Ltd. ("JSTC"), a subsidiary in which wholly owned by JAS, passed the resolution to purchase 110.40 million common shares of TT&T Public Company Limited ("TT&T") calculating as investment fund at the approximately amount of 325 million Baht.

An acquisition of TT&T shares was occurred in the Stock Exchange of Thailand at the average price of Baht 2.94 per share during 1 June 2006 to 9 June 2006. The proportion of shares held by Jasmine International Group ("JASMINE's Group") before and after the acquisition are as follows:-

Company Name	*Number of shares held before purchasing (Shares)*	*Proportion of shares held before purchasing (%)*	*Number of shares held after purchasing (Shares)*	*Proportion of shares held after purchasing (%)*
1. Jasmine International PCL.	810,269,147	25.12	810,269,147	25.12
2. Jasmine Submarine Telecommunications Co., Ltd.	30,960,677	0.96	141,360,677	4.38
3. Jasmine Telecom Systems PCL.	6,324,048	0.20	6,324,048	0.20
4. Siam Teltech Computer Co., Ltd.	5,634,601	0.17	5,634,601	0.17
5. T.J.P. Engineering Co., Ltd.	3,904,132	0.12	3,904,132	0.12
6. Acumen Co., Ltd.	247,607	0.01	247,607	0.01
Total	**857,340,212**	**26.58**	**967,740,212**	**30.00**

The expected return from the purchase of TT&T's common shares is to increase the investment in telecom industry especially in fixed-line telephone network of TT&T, one of the associated company, which has the significant growth potential in term of its business expansions.

When considering the volume of the transaction by Net profit basis, the highest volume, it equals to 2.50% so the transaction size does not fall under the criteria, procedure and disclosure concerning acquisition/disposal of listed company's assets and related transaction according to the announcement of the Stock Exchange of Thailand.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature _______________ Authorized director

(Mrs. Pindao Rojanakul)

Chaengwatana Planner Co., Ltd., the Plan Administrator of

Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ.257~~ 0107537000106

ADMS 29/06

19 June, 2006

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited ("the Company") has issued and offered warrants to purchase new shares to the existing shareholders and the directors and/or employees of the Company and its subsidiaries, the Company would like to report the results of warrant conversion to common shares as follows :-

1) *Warrants offered to the existing shareholders (JAS-W)*
The Company has set the date for converting the Company's warrants at the ratio of 1 right warrant into 1 common share at Baht 0.334 per share. Date to notify the intention to exercise is 1-14 June 2006. The exercise date is on 15 June 2006. The results of the conversion are as follows:

- No warrant holder exercises his right -

After this conversion, there are 1,156,203,100 remaining warrants.

2) *Warrants offered to directors and/or employees of the Company and its subsidiaries (ESOP)*
The exercise date is on 15 June 2006, date to notify the intention to exercise is 1-14 June 2006. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the following exercise prices.

Warrant Class	*Issue No.*	*Exercise Price per share (Baht)*
1	2-3	0.668
2	3	1.102
	4	1.469
	5	1.212
	6	1.616
	7	1.334
	8	1.778
	9	1.467
	10	1.956
3	2	1.002

The Company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be remaining warrants as follows :-

Warrant Class	*Issue No.*	*Remaining warrants after exercise date (Units)**
1	2	12,985,008
	3	18,965,130
2	3	4,994,620
	4	6,926,660
	5	9,159,720
	6	6,926,660
	7	9,159,720
	8	6,926,660
	9	9,315,370
	10	6,926,690
3	2	4,489,950

Remark * *Calculated from total number of warrants of the project subtract with exercised warrants and the expired warrants.*

Therefore, the Company will have a paid-up capital 8,319,877,163.- Baht.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director

(Mr. Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., Plan Administrator of

Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 287~~ 0107537000106

ADMS 36/06

August 22, 2006

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 1,156,203,100 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on September 1-14, 2006.
2. The Exercise Date is on September 15, 2006.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.334 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited".

Please be informed accordingly.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 257~~ 0107537000106

ADMS 38/06

22 August 2006

Subject : JAS appoints new director
To : The President of the Stock Exchange of Thailand

The board of directors' meeting of Chaengwatana Planner Company Limited (the "Plan Administrator") as the Plan Administrator of Jasmine International Public Company Limited ("JAS") No.10/2006 held on 22 August 2006 passed the resolution to approve the appointment of Mr.Yodhin Anavil to be the Independent Director and member of Audit Committee of JAS instead of Mrs.Bilaibhan Sampatisiri. Mr.Yodhin Anavil shall retain his office only for the remaining term of Mrs.Bilaibhan Sampatisiri, effective from 22 August 2006 onwards.

Please be informed accordingly.

Yours sincerely,

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ 0107537000106

ADMS 44/06

September 7, 2006

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W2)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "Company") would like to inform you the information regarding the Exercise of 5,035,417,950 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on September 16-29, 2006.
2. The Exercise Date is on October 2, 2006.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.50 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited"

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 257~~ 0107537000106

ADMS 45/06

13 September 2006

Subj. : Acquisition of assets of subsidiary

To : The President of the Stock Exchange of Thailand

Encl. : 1. Calculation Sheet according to the announcement of the Stock Exchange of Thailand, Re: the criteria, procedure and disclosure concerning acquisition/disposal of listed company's assets
2. Financial Statements of Triple T Broadband Company Limited as of 30 June 2006

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited ("**JAS**") would like to inform that the Board of Directors' Meeting No.10/2549 held on 8 September 2006 and No.11/2549 held on 13 September 2006 of Acumen Company Limited ("**ACUMEN**"), a wholly own subsidiary of JAS, passed the resolution to subscribe 10 common shares in Triple T Broadband Company Limited ("**TTT BB**") by way of right offering (1 existing shares : 10 new shares) at the par value of 10 Baht per share and subscribe the 9,999,930 TTT BB shares at the par value of 10 Baht per share, the portion that TT&T Public Company Limited ("**TT&T**") waived its right. Before the transaction, ACUMEN previously held 1 share in TTT BB.

The proportion of shares held in TTT BB before and after the acquisition is as follows:-

Shareholder's Name	**Before** *(registered capital 10 million Baht)*		**After** *(registered capital 110 million Baht)*	
	No. of share	**% hold**	**No. of share**	**% hold**
TT&T	999,993	99.9993	999,993	9.09
ACUMEN	1	0.0001	9,999,941	90.91
Others	6	0.0006	66	0.0006

TT&T and ACUMEN have entered into the memorandum of undertaking prescribing that ACUMEN shall provide financial support to TTT BB during the time that TTT BB is a subsidiary of ACUMEN and ACUMEN will allow the shareholders of TT&T to purchase the newly issued shares and/or the existing shares of TTT BB held by ACUMEN in order to adjust the shareholding proportion for joint shareholding in TTT BB on the date of the initial public offering of TTT BB or the date after 3 years from the date of the memorandum (if TTT BB cannot offer its shares to public within such period). In this regard, in the case that the public offering of TTT BB shares has occurred, the purchase price of such shares shall be at par value (Baht 10) add up with premium value at the rate of 20% per year (which is considered as the return for the investment of ACUMEN) or the public offering price of ordinary shares of TTT BB, whichever is lower. In the case that the public offering does not occur, the purchase price shall be at fair price estimated by the independent financial advisor approved by the Securities and Exchange Commission.

When considering the transaction size assessment by Net profit basis, the highest percentage, it equals to 5.71%. Although the transaction size does not fall under the criteria, procedure and disclosure concerning acquisition and disposal of listed company's assets, it falls under the connected transaction, but is exempted by the announcement of the Stock Exchange of Thailand because the directors in TT&T who are the same persons in JAS are the directors sent by JAS following the proportion of shareholding in TT&T. Detail of the transaction is as follows:-

1. **Transaction date**
   13 September 2006
2. **Detail of the transaction**
   ACUMEN subscribes the TTT BB shares, right offering in the portion that TT&T waived its right. The total value is 99,999,300 Baht (9,999,930 shares at the par value of 10 Baht per share).
3. **Detail of TTT BB**
   Business : Telecommunication
   Nature of Business : Operate telecom network business under the Network Telecom License (Type 3) from National Telecommunications Commission ("NTC")
4. **Source of funds**
   ACUMEN's internal cash
5. **Schedule of payment**
   The payment will be made within third quarter of year 2006.
6. **Payment type**
   Cash payment
7. **Benefit expected to be received**
   - Return on investment considering as the investment of cash to achieve the maximum return.
   - TTT BB has potential growth in the broadband business with its technology and good customer base will support the existing and new business of ACUMEN.

Please be informed accordingly.

Signature R. Rink Authorized director

(Mrs. Pindao Rojanakul)

Chaengwatana Planner Co., Ltd., the Plan Administrator of

Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ.257~~ 0107537000106

ADMS 46/06

14 September 2006

Subj. : Notification of Cancellation of Business Re-Organization
To : The President of the Stock Exchange of Thailand

As the Central Bankruptcy Court ("the Court") has ordered Jasmine International Public Company Limited ("the Company") to be under rehabilitation process and on 7 August 2003, the Court has also appointed Chaengwatana Planner Company Limited to be the planner of the Company.

On 14 September 2006, the Court has ordered the cancellation of Business Re-Organization of the Company due to its completion of the entire plan implementation according to the approved rehabilitation plan. Hence, the board of directors of the Company will resume its authorization to manage all businesses and assets of the Company and the shareholders of the Company will have legal right as usual.

Please be informed accordingly.

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ 0107537000106

ADMS 47/06

18 September, 2006

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited ("the Company") has issued and offered warrants to purchase new shares to the existing shareholders and the directors and/or employees of the Company and its subsidiaries, the Company would like to report the results of warrant conversion to common shares as follows :-

1) *Warrants offered to the existing shareholders (JAS-W)*

The Company has set the date for converting the Company's warrants at the ratio of 1 right warrant into 1 common share at Baht 0.334 per share. Date to notify the intention to exercise is 1-14 September 2006. The exercise date is on 15 September 2006. The results of the conversion are as follows:

	No. of warrant holders	*No. of warrants*	*No. of common shares*
1) Thai national	1 Person	30,000 Units	30,000 Shares
2) Foreign national	- Person	- Units	- Shares
Total	*1 Person*	*30,000 Units*	*30,000 Shares*

After this conversion, there are 1,156,173,100 remaining warrants.

2) *Warrants offered to directors and/or employees of the Company and its subsidiaries (ESOP)*

The exercise date is on 15 September 2006, date to notify the intention to exercise is 1-14 September 2006. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the following exercise prices.

Warrant Class	*Issue No.*	*Exercise Price per share (Baht)*
1	2-3	0.668
2	3	1.102
	4	1.469
	5	1.212
	6	1.616
	7	1.334
	8	1.778
	9	1.467
	10	1.956
3	2	1.002

The Company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be remaining warrants as follows :-

Warrant Class	*Issue No.*	*Remaining warrants after exercise date (Units)**
1	2	12,985,008
	3	18,965,130
2	3	4,994,620
	4	6,926,660
	5	9,159,720
	6	6,926,660
	7	9,159,720
	8	6,926,660
	9	9,315,370
	10	6,926,690
3	2	4,489,950

<u>***Remark***</u> * *Calculated from total number of warrants of the project subtract with exercised warrants and the expired warrants.*

Therefore, the Company will have a paid-up capital occurring from warrant conversion increased from 8,319,877,163.- Baht to 8,319,907,163.- Baht.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
**Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

<u>***Remark***</u> *** the Company is on the process to amend the Affidavit concerning the authorized directors of the Plan Administrator to be the directors of Jasmine International Public Company Limited*

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ.257~~ 0107537000106

ADMS 50/06

26 September, 2006

Subject : The appointment of Director
To : The President of the Stock Exchange of Thailand

The board of directors' meeting No.1/2006 of Jasmine International Public Company Limited ("the Company") held on 26 September 2006 passed the resolution to appoint Mrs. Chomanad Hirunmekavanich to be director of the Company instead of Mr. Phongchai Siribarumit who resigned from the Company, effectively from now on.

Please be informed accordingly.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ 010753700010€

ADMS 55/06

3 October, 2006

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES (JAS-W2)

Jasmine International Public Company Limited ("the Company") would like to inform that the resolution of the Board of directors' meeting of Chaengwatana Planner Co., Ltd. ("the Plan Administrator") as the Plan Administrator of the Company No. 12/2003 held on 25 September 2003 approved the issuance and offer warrants (JAS-W2) at the number of 551,970,477 units to purchase new shares to the existing shareholders, whose names appear on the registration book at the closing date on 20 October 2003. After that the Board of directors' meeting of the Plan Administrator No. 19/2003 held on 24 December 2003 passed the resolution to proceed changing the par value of shares of the Company (par split) from the par value of Bt. 10.- (Ten Baht) per share to be Bt. 1.- (One Baht) per share, so the number of JAS-W2 was increased to be 5,519,704,770 units. The holders of JAS-W2 can exercise his/her right to purchase the Company's common shares every three months during 8.30 hrs. to 15.30 hrs. on the 30th day of March, June, September and December of each year through the maturity date.

The exercise date in this time is on 2 October 2006, the holders of JAS-W2 can notify their intention to exercise during 16-29 September 2006 at the ratio of 1 right warrant into 1 common share at Baht 0.50 per share. The Company would like to report the results of warrant conversion to common shares as follows :-

- No warrant holder exercises his right -

After this conversion, there are 5,035,417,950 remaining warrants and the Company will have a paid-up capital occurring from warrant conversion at Baht 8,319,907,163.-

Please be informed accordingly.

Jasmine International Public Company Limited

(Mr. Somboon Patcharasopak)
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ 0107537000106

ADMS 60/06

November 14, 2006

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS REVIEWED QUARTERLY FINANCIAL STATEMENTS

Jasmine International Public Company Limited ("the Company") would like to submit its reviewed financial statements for the third quarter of 2006, ending September 30, 2006. These financial statements have been

(✓) reviewed by the Company's Audit Committee at the meeting No. 4/2006 held on November 13, 2006.
(✓) approved by the Company's Board of Directors at the meeting No. 2/2006 held on November 13, 2006.

In addition, stated below is the report on the Company's operation results.

For the third quarter of 2006, the Company and its subsidiaries loss in total 99 million Baht, decreasing 329 million Baht comparing to the same period of the previous year. The reasons are as follows :-

1. The Company and its subsidiaries generated operating profit in total 85 million Baht which consisted of :-

1.1	Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	136	Million Baht
1.2	Jasmine Telecom Systems Public Company Limited and its subsidiaries	16	Million Baht
1.3	Acumen Co., Ltd. and its subsidiaries	(45)	Million Baht
1.4	Others	(22)	Million Baht
	Total	85	Million Baht

2. The subsidiaries of the Company recorded 4 million Baht gain from exchange rate for the appreciation of Baht against US dollar.

3. The Company and its subsidiaries recorded 188 million Baht sharing loss from associated company, TT&T Public Company Limited ("TT&T").

Please be informed accordingly.

Jasmine International Public Company Limited (seal)

(Mr. Somboon Patcharasopak)
Jasmine International Public Company Limited

(Reviewed Quarter-3 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED

Reviewed
Ending 30 September (In thousands)

	Quarter 3		For 9 Months	
Year	2006	2005	2006	2005
Net profit (loss)	(99,225)	230,471	282,876	625,253
EPS (baht)	(0.01)	0.03	0.03	0.08

Type of report:
Unqualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ______________________
(Mr. Somboon Patcharasopak)
Position Director
Authorized to sign on behalf of the company

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ.257~~ 0107537000106

ADMS 62/06

November 23, 2006

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 1,156,173,100 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on December 1-14, 2006.
2. The Exercise Date is on December 15, 2006.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.334 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited".

Please be informed accordingly.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน) • Jasmine International Public Company Limited

(Mr. Somboon Patcharasopak)
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ.257~~ 0107537000106

ADMS 65/06

December 12, 2006

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W2)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "Company") would like to inform you the information regarding the Exercise of 5,035,417,950 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on December 16-29, 2006.
2. The Exercise Date is on January 3, 2007.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.50 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited"

Please be informed accordingly.

(Mr. Somboon Patcharasopak)
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand